金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

08004829

RECEIVED

2008 JUL -9 A 8:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GOLD
PEAK

8 July 2008

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement – Date of Board Meeting of the Company	12 June 2008
Announcement – 2007/2008 Final Results Announcement of the Company	26 June 2008
Overseas Regulatory Announcement – Notice of Extraordinary General Meeting of GP Industries Limited	7 July 2008

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

PROCESSED
SEP 03 2008
THOMSON REUTERS

Encl.

9/2

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Date of Board Meeting

The Board of Directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") announces that a meeting of the Board will be held on 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong on Thursday, 26 June 2008 for the purposes of, among other matters, approving the audited results of the Company and its subsidiaries for the year ended 31 March 2008 and its publication, and considering the payment of a final dividend.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 12 June 2008

www.goldpeak.com

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 7 July 2008
Subject: Notice of Extraordinary General Meeting of GP Industries Limited

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the members of GP Industries Limited (the "**Company**") will be held at Capricorn, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Wednesday, 30 July 2008 at 2:45 p.m. (or as soon thereafter as the Annual General Meeting of the Company to be held at 2:30 p.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

Adoption of New Articles of Association

That the regulations contained in the New Articles of Association submitted to this Meeting and, for the purposes of identification, subscribed by the Chairman thereof, be approved and adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

By order of the Board

Tan San-Ju / Caroline Yeo Poh Noi
Company Secretaries

Singapore
7 July 2008

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf. A proxy need not be a member of the Company.

2. The instrument appointing a proxy duly executed must be deposited at the Company's registered office at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192 not less than 48 hours before the time for holding the Extraordinary General Meeting.

3. The instrument appointing a proxy must be signed by his appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy is executed by a corporation, it must be either under its seal or under the hand of any officer or attorney duly authorised.

Member
Gold Peak Group

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

2007/2008 Final Results Announcement

FINANCIAL HIGHLIGHTS

- Consolidated turnover: HK$1,477 million, down 22%
- Turnover for all divisions: HK$7,109 million, up 12%
- Profit attributable to shareholders: HK$70.4 million, down 39%
- Earnings per share: 12.82 Hong Kong cents, down 39%
- Proposed final dividend per share: 2.0 Hong Kong cents (2006/07: 3.0 Hong Kong cents)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2008.

BUSINESS REVIEW

GP Industries *(69.3% owned by Gold Peak)*

During the year, sales decreased by 27% primarily due to partial divestment of an automotive wire harness subsidiary in the previous year. Gross profit margin improved owing to increased contributions from the electronics business and acoustics business. Contributions from associates decreased, mainly resulting from the one-time exceptional gain reported by Linkz Industries Limited in the previous year and decrease in contribution from GP Batteries International Limited during the year. Profit attributable to shareholders of GP Industries was down by 63%.

1. Electronics Division

   - *Electronics & components* – Sales and operating profit before interest and taxation ("PBIT") excluding exceptional items of the electronics and components business increased by 9% and 42% respectively. The sales increase was mainly due to good market reception for its new products. The components associates also performed strongly and contributed higher profits.

   - *Acoustics* – Sales of the acoustics business remained steady. Market reception of new products was strong. Distribution in Europe and Asia was strengthened while the US market was weakened. The acoustics subsidiaries returned to profit. Meiloon Industrial Co Ltd became an associate in April 2007 and accordingly started contributing to the Group's earnings.

- *Cables & wire harness* – Contribution from the 47% owned cable associate Linkz Industries Ltd decreased due to the disposal of its electronic cable business unit in the previous year. The remaining LAN and interconnect products business units of Linkz continued to report satisfactory sales growth. Contributions from the wire harness business, which mainly comprises the currently 20% owned associates, also decreased due to the lower effective interest in the business. Overall, PBIT excluding exceptional items of the cables and wire harness business decreased by 46%.

2. GP Batteries *(49.2% owned by GP Industries)*

- GP Batteries' turnover increased by 19% but reported a loss of S$4.6 million, mainly due to an unrealized loss from forward hedging of raw materials.

- Sales of Nickel Metal Hydride rechargeable batteries and primary cylindrical batteries rose while sales of 9-volt Alkaline and Carbon Zinc batteries declined.

- Overall, turnover across regions increased, especially in North and South America, Europe, Japan and Hong Kong.

- GP Batteries has entered into an agreement with an electric vehicles manufacturer for supply of Lithium Ferro Phosphate batteries. It has also started pilot production of a new generation of Lithium-ion batteries for notebook computers in its Taiwan factory.

- To manage the fluctuations in raw material prices, GP Batteries had entered into commodity contracts. It recognized a realized gain of S$5.8 million for the year, but made an unrealized loss of S$36.0 million for outstanding contracts as at 31 March 2008 measuring at fair values.

Technology & Strategic Division

During the year, Lighthouse Technologies Limited, 29.8%-owned by Gold Peak and 19.3%-owned by GP Industries, saw an encouraging sales growth of more than 30%, and a 49% increase in contribution to the Group. Its good performance was attributed to significant growth in both signage and rental businesses and its continuous effort in cost reduction.

PROSPECTS

Rising raw materials prices, high energy costs, appreciating Renminbi and inflation in China have led to cost increases for the Group's manufacturing operations in China. A weak US dollar will affect GP Industries' revenue and profits as a substantial portion of its revenue is denominated in US dollars, while a softening global economy is likely to affect the demand for its products.

The turnover of GP Batteries is expected to remain steady. In view of the fluctuating raw material prices and appreciating Renminbi, GP Batteries will increase its effort to improve profit margins through price increase, cost control and product rationalization. It will also focus on developing emerging markets and continue to actively promote the "GP" brand.

There are some outstanding warranty claims in connection with the disposal by CIH Limited of its electrical wiring devices and installation systems business in Australia in 2003. In May 2008, GP Industries received retention monies of A$49.5 million and reached an agreement with the buyer to retain the balance for a further period until the warranty claim issue is resolved.

Lighthouse is expected to perform well with higher sales and better margin.

The Group will continue to focus on product innovation and enhance its marketing and distribution management to further increase its products' competitiveness. It will also take steps to further strengthen its balance sheet and implement vigorous cost control measures to counter the challenging business environment ahead.

CONSOLIDATED INCOME STATEMENT

	Notes	For year ended 31 March 2008 HK$'000	2007 HK$'000
Turnover	2	**1,477,464**	1,902,627
Cost of sales		**(1,072,114)**	(1,500,764)
Gross profit		**405,350**	401,863
Other income		**215,244**	201,845
Selling and distribution expenses		**(212,406)**	(187,815)
Administrative expenses		**(297,653)**	(304,289)
Other expenses		**(39,052)**	-
Net investment gain (loss)	3	**88,638**	(68,906)
Finance costs		**(126,371)**	(149,559)
Share of results of associates		**104,106**	324,686
Loss on deemed partial disposal of a subsidiary		**(135)**	(26,031)
Loss on disposal of a subsidiary		**-**	(2,833)
(Loss) Gain on partial disposal / disposal of associates		**(4,765)**	36,667
Profit before taxation	4	**132,956**	225,628
Taxation	5	**(30,804)**	(24,268)
Profit for the year		**102,152**	201,360
Attributable to:			
Equity shareholders of the Company		**70,415**	115,063
Minority interests		**31,737**	86,297
		102,152	201,360
Dividends			
Interim		**16,479**	16,479
Final		**10,986**	16,479
Earnings per share (cents)	6		
Basic		**12.82**	20.95
Diluted		**12.81**	20.92

CONSOLIDATED BALANCE SHEET

	Notes	As at 31 March 2008 HK$'000	2007 HK$'000
Non-current assets			
Investment properties		**117,210**	131,990
Property, plant and equipment		**270,196**	272,792
Prepaid lease payments		**36,156**	37,107
Interests in associates		**1,882,167**	1,726,423
Available-for-sale investments		**416,164**	598,017
Trademarks		**39,736**	43,919
Long term receivables		**371,658**	330,153
Technical know-how		**7,737**	35,004
Goodwill		**58,166**	53,669
Deferred taxation assets		**-**	12,391
		3,199,190	3,241,465
Current assets			
Inventories		**382,572**	253,246
Available-for-sale investments		**-**	192,091
Debtors, bills receivable and prepayments	7	**1,197,599**	1,139,892
Prepaid lease payments		**951**	951
Dividends receivable		**2,087**	7,795
Taxation recoverable		**213**	402
Bank balances, deposits and cash		**312,191**	488,456
		1,895,613	2,082,833
Current liabilities			
Creditors and accrued charges	8	**380,774**	447,311
Obligations under finance leases		**11**	1,675
Taxation payable		**43,405**	30,526
Bank loans and import loans		**1,311,109**	1,424,323
Bank overdrafts		**6,894**	12,888
Derivative financial instruments		**-**	5,471
		1,742,193	1,922,194
Net current assets		**153,420**	160,639
Total assets less current liabilities		**3,352,610**	3,402,104
Non-current liabilities			
Borrowings		**1,217,954**	1,173,274
Deferred taxation liabilities		**16,808**	16,188
		1,234,762	1,189,462
Net assets		**2,117,848**	2,212,642
Capital and reserves			
Share capital		**274,643**	274,643
Reserves		**1,108,585**	1,152,217
Equity attributable to shareholders of the Company		**1,383,228**	1,426,860
Share option reserve of a listed subsidiary		**8,618**	4,654
Minority interests		**726,002**	781,128
Total equity		**2,117,848**	2,212,642

Notes:

1. Significant Accounting Policies

In the current year, the Group has applied, for the first time, the following new Hong Kong Financial Reporting Standards ("HKFRSs"), amendments of Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning on 1 April 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) – INT 8	Scope of HKFRS 2
HK(IFRIC) – INT 9	Reassessment of embedded derivatives
HK(IFRIC) – INT 10	Interim financial reporting and impairment
HK(IFRIC) – INT 11	HKFRS 2 – Group and treasury share transactions

The adoption of the new HKFRSs has no material effect on how the results and financial position for the current and prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Revised)	Presentation of financial statements [1]
HKAS 23 (Revised)	Borrowing costs [1]
HKAS 27 (Revised)	Consolidated and separate financial statements [2]
HKAS 32 and HKAS 1 (Amendment)	Puttable financial instruments and obligations arising on liquidation [1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations [1]
HKFRS 3 (Revised)	Business combinations [2]
HKFRS 8	Operating segments [1]
HK(IFRIC) – INT 12	Service concession arrangements [3]
HK(IFRIC) – INT 13	Customer loyalty programmes [4]
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction [3]

[1] Effective for annual periods beginning on or after 1 January 2009.
[2] Effective for annual periods beginning on or after 1 July 2009.
[3] Effective for annual periods beginning on or after 1 January 2008.
[4] Effective for annual periods beginning on or after 1 July 2008

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The directors of the Company anticipate that the application of other new or revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

The financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at revalued amounts or fair values.

The financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

2. Segmental information

(i) Primary segment information for the Group based on business segments

For the year ended 31 March 2008	Technology and Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Elimination HK$'000	Total HK$'000
Turnover					
External sales	-	1,477,464	-	-	1,477,464
Results					
Ségment results	18,627	7,218	-	-	25,845
Interest income and dividend income					
- operating divisions	18,000	78,480	-	-	96,480
- corporate					15,735
Other expenses	-	(39,052)	-	-	(39,052)
Unallocated corporate expenses					(56,258)
Other corporate income					28,733
Net investment gain					88,638
Finance costs					
- operating divisions	-	(65,299)	-	-	(65,299)
- corporate					(61,072)
Share of results of associates	8,810	107,304	(12,008)	-	104,106
Loss on deemed partial disposal of a subsidiary					(135)
Loss on partial disposal/disposal of associates					(4,765)
Profit before taxation					132,956
Taxation					(30,804)
Profit for the year					102,152

For the year ended 31 March 2007	Technology and Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Elimination HK$'000	Total HK$'000
Turnover					
External sales	-	1,902,627	-	-	1,902,627
Results					
Segment results	33,320	(10,060)	-	-	23,260
Interest income and dividend income					
- operating divisions	18,001	85,176	-	-	103,177
- corporate					15,406
Unallocated corporate expenses					(54,722)
Other corporate income					24,483
Net investment loss					(68,906)
Finance costs					
- operating divisions	(4)	(79,738)	-	-	(79,742)
- corporate					(69,817)
Share of results of associates	4,311	290,815	29,560	-	324,686
Loss on deemed partial disposal of a subsidiary					(26,031)
Loss on disposal of a subsidiary					(2,833)
Gain on partial disposal/disposal of associates					36,667
Profit before taxation					225,628
Taxation					(24,268)
Profit for the year					201,360

(ii) Secondary segment information for the Group based on geographical segments

	Turnover	
	For the year ended 31 March	
	2008	2007
	HK$'000	HK$'000
The People's Republic of China		
- Hong Kong	**131,850**	102,992
- Mainland China	**143,958**	135,468
Other Asian countries	**71,106**	588,769
Europe	**554,288**	462,155
North & South America	**488,202**	551,283
Australia & New Zealand	**73,827**	50,932
Others	**14,233**	11,028
	1,477,464	1,902,627

3. Net investment gain (loss)

	For the year ended 31 March	
	2008	2007
	HK$'000	HK$'000
Impairment loss of an investment and its related shareholders' loan	**-**	(59,608)
Gain (loss) on disposal of available-for-sale investments	**88,638**	(9,298)
	88,638	(68,906)

4. Profit before taxation

	For the year ended 31 March	
	2008	2007
	HK$'000	HK$'000
Profit before taxation has been arrived at after charging:		
Amortisation of technical know-how	**3,880**	3,880
Amortisation of prepaid lease payments	**951**	951
Amortisation of trademarks	**4,183**	4,183
Depreciation of property, plant and equipment	**44,743**	44,476
Loss on disposal of an investment property	**1,200**	-

5. Taxation

	For the year ended 31 March	
	2008	2007
	HK$'000	HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	**3,797**	3,417
Taxation in jurisdictions other than Hong Kong	**14,450**	12,900
Deferred taxation	**12,557**	7,951
	30,804	24,268

Hong Kong Profits Tax is calculated at 17.5% (2007: 17.5%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

6. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity shareholders of the Company is computed based on the following data:

	For the year ended 31 March	
	2008	2007
Earnings	**HK$'000**	HK$'000
Profit for the year attributable to equity shareholders of the Company and earnings for the purpose of basic earnings per share	**70,415**	115,063
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(12)**	(153)
Earnings for the purpose of diluted earnings per share	**70,403**	114,910
Number of shares	**'000**	'000
Weighted average number of shares for the purpose of basic earnings per share	**549,285**	549,285
Effect of dilutive potential shares on share options	**203**	-
Weighted average number of shares for the purpose of diluted earnings per share	**549,488**	549,285

7. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit periods normally ranging from 30 days to 120 days. The following is an aging analysis of debtors and bills receivable at the reporting date:

	As at 31 March	
	2008	2007
	HK$'000	HK$'000
0-60 Days	**151,976**	179,192
61-90 Days	**15,568**	8,464
>90 Days	**61,049**	42,733
	228,593	230,389
Other receivables, deposits and prepayments	**505,224**	522,744
Consideration receivable for the disposal of the Group's electrical business in Australia	**463,782**	386,759
	1,197,599	1,139,892

8. Creditors and accrued charges

The following is an aging analysis of creditors at the reporting date:

	As at 31 March	
	2008	2007
	HK$'000	HK$'000
0-60 Days	**115,445**	127,533
61-90 Days	**17,384**	10,390
>90 Days	**20,191**	33,781
	153,020	171,704
Other payables and accrued charges	**227,754**	275,607
	380,774	447,311

SUMMARY OF RESULTS

The Group's turnover for the year ended 31 March 2008 amounted to HK$1,477 million, decreased by 22% over the previous year. The consolidated profit attributable to shareholders was HK$70.4 million, decreased by 39% when compared with the consolidated net profit of HK$115.1 million for the previous year. Basic earnings per share for the year amounted to 12.82 cents as compared to 20.95 cents for the previous year.

FINANCIAL REVIEW

During the year, the Group's net bank borrowings increased by HK$100 million to HK$2,224 million. As at 31 March 2008, the aggregate of the Group's shareholders' funds and minority interests was HK$2,118 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' funds and minority interests) was 1.05 (31 March 2007: 0.96). The gearing ratios of the Company, GP Industries and GP Batteries were 0.73 (31 March 2007: 0.76), 0.60 (31 March 2007: 0.51) and 0.75 (31 March 2007: 0.71) respectively.

At 31 March 2008, 52% (31 March 2007: 55%) of the Group's bank borrowings was revolving or repayable within one year whereas 48% (31 March 2007: 45%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 9%, 44% and 45% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to minimise the impact of currency fluctuation. During the year, GP Batteries entered into forward commodity contracts to hedge against volatile raw material prices.

DIVIDENDS

An interim dividend of 3.0 cents (2007: 3.0 cents) per share was paid in December 2007.

The Board will propose at the forthcoming Annual General Meeting the payment of a final dividend of 2.0 cents (2007: 3.0 cents) per share to shareholders on the Register of Shareholders of the Company on 26 August 2008, making a total dividend of 5.0 cents (2007: 6.0 cents) per share for the whole year. If approved at the forthcoming Annual General Meeting, the proposed final dividend will be paid on 5 September 2008.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 26 August 2008.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from 21 August 2008 to 26 August 2008, both days inclusive, during which period no transfer will be effected.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Abacus Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 20 August 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the year, except for the following deviations:

Code Provision A.2.1 stipulates that the role of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Victor LO Chung Wing is currently the Chairman and Chief Executive of the Company. The Board considers that the present structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses are separately listed and each business is run by a different board of directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. Currently, all non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company. Since their appointments will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code on Corporate Governance Practices.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The final results for the year ended 31 March 2008 have been reviewed by the Company's audit committee.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 26 June 2008

www.goldpeak.com

END